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                                                FILED PURSUANT TO RULE 424b(3)
                                                    REGISTRATION NO. 333-20289



                           RECYCLING INDUSTRIES, INC.

             FIRST SUPPLEMENT TO PROSPECTUS DATED FEBRUARY 24, 1997

     On April 7, 1997, the Company acquired substantially all of the assets of Addlestone Recycling Corporation ("ARC"), a privately held metals recycler with operations in Metter, Georgia. The total purchase price paid for ARC was $5.5 million including $500,000 paid in the form of 10,000 shares of the Company's Series D Convertible Preferred Stock (the "Series D Shares"). The $5 million cash portion of the purchase price was funded from long term debt obtained from Coast Business Credit, a division of Southern Pacific Thrift and Loan.

     The acquisition of ARC, which had 1996 revenues of $14 million, increased the Company's monthly shredding capacity by 7,000 tons.

     Holders of the Series D Shares are entitled to dividends on a cumulative basis at an annual rate of eight percent, payable quarterly in cash.

     The Series D Shares will automatically convert on April 1, 1999 into that number of shares of the Company's common stock whose average market price for the ten trading days preceding the date of conversion is equivalent to $500,000 plus the amount of all accrued and unpaid dividends on the Series D Shares to the date of conversion. If a consolidation or merger of the Company with or into another company or entity occurs and the Company is not the surviving entity, the Series D Shares will convert immediately into that number of shares of the Company's common stock whose average market price for the ten trading days preceding the date of consolidation or merger is equivalent to $500,000 plus the amount of all accrued and unpaid dividends on the Series D Shares to the date of conversion.

     No later than June 5, 1999 the Company will file and cause to be effective a registration statement(s) with Securities and Exchange Commission to permit the resale of the shares of the Company's common stock received upon conversion of the Series D Shares.

     As a result of this acquisition, the Company owns and operates eight metals recycling facilities in Nevada, Texas, Iowa, Missouri and Georgia.

     On April 8, 1997, the Company executed a definitive agreement to acquire substantially all the assets of Addlestone International Corporation's Georgetown, South Carolina, metals recycling facility (the "Georgetown facility"). The Georgetown facility acquisition is subject to the Company's satisfactory completion of due diligence and obtaining sufficient financing to fund the acquisition. If completed, the Georgetown facility will be the Company's ninth metals recycling facility.


                 THE DATE OF THIS SUPPLEMENT IS APRIL 21, 1997.